Barrett S. DiPaolo Partner

bdipaolo@srf.law

D +1.646.810.2173

February 16, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention:	Daniel Morris
Mara	Ransom

Re:	CloudCommerce, Inc.
Registration Statement on Form S- 3
Filed January 22, 2021
File No. 333-252358

Ladies and Gentlemen:

Set forth below, on behalf of our client CloudCommerce, Inc. (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 11, 2021 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on January 22, 2021 (the “Registration Statement”). Concurrently with this letter the Company is filing Amendment No. 1 to the Registration Statement to respond to the comments contained in the Comment Letter and to make certain other changes.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments in plain text.

Correspondence dated February 5, 2021

Cover Page

1.	Describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.

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Securities and Exchange Commission

Division of Corporation Finance

February 16, 2021

2.	Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading 60 days prior to your filing.

3.	Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

We have added disclosures to the cover page of the prospectus that we believe are responsive to these comments.

Risk Factors, page 4

4.	Include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

5.	We note the significant number of shares you may offer relative to the number currently outstanding. Include a risk factor that addresses the impact that the offering could have on your stock price and on investors.

6.	To the extent you expect to conduct additional offerings in the future to fund your operations or provide liquidity, include a risk factor that addresses the dilutive impact of those offerings on investors that purchase shares in this offering at a significantly higher price.

We have added new Risk Factor disclosures that we believe are responsive to these comments.

www.srf.law

Securities and Exchange Commission

Division of Corporation Finance

February 16, 2021

General

7.	Please amend each prospectus to state that securities in the primary and resale offerings will be sold at a fixed price until your shares are quoted on an established market. In this regard, please remove disclosure that securities will be sold at the market, at prevailing prices, or at negotiated prices.

We have amended both prospectuses to provide that securities will be sold at a fixed price until our common stock is quoted on an established market and only thereafter at the market, at prevailing prices, or at negotiated prices.

We trust that you will find the responses above and the changes in Amendment No. 1 to the Registration Statement to adequately address the foregoing comments.

As it is the goal of the Company to have the Form S-3 declared effective no later than 5:30 P.M. EST on Tuesday, February 16, 2021, the Company would greatly appreciate the Staff’s review of this letter as promptly as practicable. If you have any questions with respect to the foregoing, please contact the undersigned by telephone at 646.810.2173 or by email at bdipaolo@srf.law.

Sincerely yours,

/s/ Barrett S. DiPaolo

www.srf.law